UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology
Science and Education Town
Wujin District, Changzhou City
Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary Meeting of Shareholders

At the extraordinary meeting of shareholders (the “Meeting”) of EZGO Technologies Ltd. (the “Company”), convened on November 4, 2025, at 2:00 p.m., Beijing Time (November 4, 2025, at 1:00 a.m. Eastern Time), at Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164, the shareholders of the Company adopted resolutions approving all of the three proposals considered at the Meeting. A total of 5,567,107 votes, representing 25.65% of the votes exercisable, represented by 5,567,107 ordinary shares, par value $0.04 per share of the Company, each of which is entitled to one (1) vote per share, as of October 7, 2025, the record date, were present in person or by proxy at the Meeting. Pursuant to the Company’s amended and restated memorandum and articles of association, at the Meeting, which was adjourned from November 3, 2025 to November 4, 2025, if a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum. Accordingly, the shareholders present at the meeting constitute a quorum of the ordinary shares outstanding and entitled to vote at the Meeting as of the record date. All matters voted on at the meeting were approved. The results of the votes were as follows:

1.	Proposal One – Change in Authorized Shares

Resolution(s)	For	Against	Withheld/Abstain
Proposal One: By an ordinary resolution, to change the maximum number of shares that the Company is authorized to issue from 100,010,000 shares divided into up to 100,000,000 ordinary shares with a par value of US$0.04 each and up to 10,000 preferred shares of no par value each into 110,000,000 shares divided into up to 100,000,000 Ordinary Shares with a par value of US$0.04 each and 10,000,000 Preferred Shares of no par value each (the “Change in Authorized Shares”);	4,964,268	562,887	39,952

2.	Proposal Two – Adoption of the Amended and Restated Memorandum and Articles of Association

Resolution(s)	For	Against	Withheld/Abstain
Proposal Two: By an ordinary resolution, to approve an amendment and restatement of the Company’s memorandum and articles of association which will result in the Change in Authorized Shares; and each holder of such Preferred Shares having the right to 20 votes per Preferred Share; and	5,210,275	306,285	50,547

3.	Proposal Three – Adjournment of the Extraordinary Meeting

Resolution(s)	For	Against	Withheld/Abstain
Proposal Three: By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two.	5,315,744	204,337	47,026

This report shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-272011 and 333-263315) and Form S-8 (File No. 333-285024), and shall be considered a part of each such registration statement from the date of filing, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
3.1	Amended & Restated Memorandum and Articles of Association of EZGO Technologies Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer
Date: November 5, 2025

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